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                                                                  EXHIBIT (a)(2)
                                                                  --------------

April 20, 2001

[Name and
Address]

Dear [Name],

         Unfortunately, the Park-Ohio stock options granted to you for your significant contributions to the company have not reached the substantial value expected of them. However, a unique opportunity has presented itself that may allow you to realize some value from these options.

         Park-Ohio Holdings Corp. is offering to acquire all of your currently outstanding stock options to purchase shares of the company's common stock and, in return, grant to you new stock options carrying an option price equal to the market price of the company's common stock at the time of the grant. This offer is being made to you on the terms and conditions set forth in the accompanying Offer To Acquire All Outstanding Stock Options For New Stock Options and Letter of Transmittal.

         YOU SHOULD CAREFULLY READ ALL OF THE ENCLOSED MATERIALS, HOWEVER, AS THERE IS THE RISK THAT YOU MAY NOT RECEIVE ANYTHING IN RETURN FOR YOUR OLD OPTIONS. At the upcoming annual meeting of shareholders, the company's shareholders are being asked to amend the 1998 Long-Term Incentive Plan in a manner that will allow the company to implement the offer described in the enclosed materials. If the shareholders fail to amend the plan, you will receive nothing in return for your old options.

         Assuming the shareholders approve the proposed amendment of the 1998 Long-Term Incentive Plan, the new options will not be granted until six months have passed. This delay is a key component of the offer and is what allows us to make this offer to you. YOU WILL BE SUBJECT, HOWEVER, TO THE RISK THAT THE MARKET PRICE FOR THE COMPANY'S COMMON STOCK WILL BE HIGHER SIX MONTHS FROM NOW THAN THE EXERCISE PRICE ASSOCIATED WITH YOUR CURRENT STOCK OPTIONS.

         Your outstanding options eligible for tender in the offer are listed by grant date on the Schedule A attached to this letter. If you wish to participate in the offer, please complete, sign and return, prior to the expiration of the offer, the Letter of Transmittal included in the enclosed materials, along with the option agreements evidencing the options being tendered, to:

                                Ronald J. Cozean
                            Park-Ohio Holding Corp.
                              23000 Euclid Avenue
                             Cleveland, Ohio 44117

         Please note that your participation in the offer is completely voluntary. We suggest that before you make your decision, you consult with your own legal, financial and accounting advisors as to the consequences of tendering your options in the offer.

         If you have any questions concerning the offer, please contact Ronald
J. Cozean at (216) 692-7200.


                                  Very truly yours,

                                  Edward F. Crawford
                                  Chairman of the Board, Chief Executive Officer and President